[redacted]

AB 3/13

UNITE SECURITIES AND EX Washington, D.C. 20549

08030347

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 29 2008

Washington, DC 103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GRANITE FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12220 EL CAMINO REAL, SUITE 400
(No. and Street)

SAN DIEGO, (City) CALIFORNIA (State) 92130-2091 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

ALLISON D. DIAMOND, CHIEF FINANCIAL OFFICER (858) 509 – 8800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

ROBERT R. REDWITZ & CO., *An Accounting and Consulting Corporation*
(Name ☐ if individual, state last, first middle name)

9404 GENESEE AVENUE, SUITE 220 (Address) LA JOLLA (City) CALIFORNIA (State) 92037-1354 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

vt 3/19

OATH OR AFFIRMATION

I, Allison D. Diamond, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GRANITE FINANCIAL GROUP, LLC, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Allison D. Diamond

(Title) Chief Financial Officer

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN DIEGO)

On this 28th day of February in the year 2008, before me, Robin Mangold a Notary Public, State of California, duly commissioned and sworn, personally appeared Allison D. Diamond, ~~personally known to me (~~or proved to me on the basis of satisfactory evidence) to be the person(~~s~~) whose name is/~~are~~ subscribed to the within instrument, and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that ~~his~~/her/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

WITNESS my hand and official seal.

Robin Mangold

Notary Public, State of California

My commission expires June 4, 2010

(Seal)

ROBIN MANGOLD
Commission # 1672543
Notary Public — California
San Diego County
My Comm. Expires Jun 4, 2010

This report ** contains (check applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3k(2)(ii).
- ☑ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3k(2)(ii).
- ☑ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3k(2)(ii).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

Granite Financial Group, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

WITH

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

INDEPENDENT AUDITORS' REPORT

To the Member
Granite Financial Group, LLC
San Diego, California

We have audited the accompanying statement of financial condition of Granite Financial Group, LLC (the Company), as of December 31, 2007, and the related statements of operations and of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information contained in the schedule of details of financial condition is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 10 to the financial statements, the Company is respondent in arbitration proceedings. The ultimate outcome of the proceedings cannot presently be determined, but management is of the opinion that it will not have a material impact on the Company's financial position. Accordingly, no provision for any liability that may result from this contingency has been made in the financial statements.

Robert R. Redwitz & Co.

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

La Jolla, California
February 27, 2008

38 Discovery, Suite 250
Irvine, California 92618
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

1 Almaden Boulevard, Suite 950
San Jose, California 95113
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax

Granite Financial Group, LLC

Statement of Financial Condition
December 31, 2007

ASSETS		
Current assets		
Cash and cash equivalents	$	59,385
Commissions receivable		7,412
Accounts receivable		2,522
Prepaid expenses and other current assets		136,165
Marketable securities held for investment		570,579
Loan receivable - member		1,028,879
Loan receivable - employee		25,000
Total current assets		1,829,942
Furniture, equipment, and improvements		
Computer equipment		147,508
Furniture and fixtures		168,982
Leasehold improvements		123,368
		439,858
Less accumulated depreciation and amortization		(320,086)
		119,772
Other assets		
Convertible debenture		150,000
Deposits		302,549
Total other assets		452,549
Total assets	$	2,402,263
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Accounts payable	$	200,150
Accrued expenses		118,670
Payable to clearing firm		69,760
Total current liabilities		388,580
CONTINGENCIES (See Note 10)		
Member's equity		2,013,683
Total liabilites and member's equity	$	2,402,263

See Accompanying Notes to Financial Statements.

Granite Financial Group, LLC

Statement of Operations
For The Year Ended December 31, 2007

REVENUES	
Gains on securities, net	$ 1,793,740
Commissions	151,089
Private placement income	204,051
Consulting income	1,954,169
Interest income	27,495
Other income	185,000
Total revenues	4,315,544
EXPENSES	
Salaries, payroll taxes, and benefits	494,498
Clearing firm charges	1,319,781
Information services	55,633
Occupancy	218,490
Consulting	411,073
Other general and administrative expenses	459,038
Loss on disposition of assets	60,005
Regulatory fees and expenses	16,347
Margin interest expense	4,911
	3,039,776
Net income (loss) before income tax provision	1,275,768
Provision for income taxes	6,800
Net income (loss)	$ 1,268,968

See Accompanying Notes to Financial Statements.

Granite Financial Group, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2007

BALANCE AT, December 31, 2006	$	744,715
Net income (loss)		1,268,968
BALANCE AT, December 31, 2007	$	2,013,683

Granite Financial Group, LLC

Statement of Cash Flows
For The Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 1,268,968
Adjustments to reconcile net loss to cash used by operating activities:	
Depreciation and amortization	79,955
Loss on disposal of fixed assets	60,006
Effect of changes in:	
Receivable from clearing firm	3,194
Accounts receivable	26,591
Prepaid expenses and other current assets	(77,139)
Marketable securities	(538,841)
Deposits	(13,785)
Member receivable	(989,956)
Employee receivable	(25,000)
Accounts payable	87,748
Accrued expenses	40,042
Payable to clearing firm	44,930
Net cash used by operating activities	(33,287)
CASH FLOWS FROM INVESTING ACTIVITIES	
Convertible debenture	(150,000)
Acquisition of fixed assets	(2,275)
Net cash investments used by investing activities	(152,275)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net cash used by financing activities	-
Decrease in cash and cash equivalents	(185,562)
CASH AND CASH EQUIVALENTS, beginning of year	244,947
CASH AND CASH EQUIVALENTS, end of year	$ 59,385
Supplemental information:	
Cash paid for interest	$ 4,911
Cash paid for income taxes	$ 6,800

Note 1 - Description of company and summary of significant accounting policies

Business activity

Granite Financial Group, LLC, a Delaware Series LLC (the Company), was formed on September 22, 2005, from the conversion of Granite Financial Group, Inc., a California Corporation, and is registered as an Introducing Broker-Dealer with the Financial Industry Regulatory Authority (FINRA).

The Company's main activities include both traditional brokerage services and corporate finance. Brokerage activities include, but are not limited to, principal and agency transactions and institutional sales. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Corporate finance revenues include fees earned from providing full service investment banking activities. Certain of these services include private placement transactions, merger and advisory activity, and consulting and research. Fees for advisory services are recorded when earned and received. Investment banking management fees and related commissions are recorded at the time the transaction/underwriting is completed and received. For the year ended December 31, 2007, the Company received consulting income of $1,804,169 or 42% of its total revenue, from one major customer.

Cash and cash equivalents

The Company considers all highly liquid investments such as money market funds with a maturity of three months or less at the date of acquisition to be "cash equivalents". The Company maintains its cash and cash equivalent balances at financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company's uninsured cash and cash equivalents balances totaled approximately $6,000. Management believes these accounts not to be at risk.

Marketable securities

Marketable securities are held for trading purposes and are valued at market with net realized and unrealized gains and losses included in revenue.

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts or loans is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided for by using the straight-line basis over the estimated useful lives of the assets, which are estimated to be three to seven years. Leasehold improvements are amortized to expense over the term of the lease. Depreciation and amortization expenses charged to operations for the year ended December 31, 2007, totaled $79,955.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Note 2 - Net capital requirements

The Company, as a registered broker-dealer, is required under the provisions of Securities Exchange Act of 1934 (the Act) Rule 15c3-1 to maintain the greater of a minimum net capital of at least $100,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At December 31, 2007, the Company's net capital was $312,769 and the Company's aggregate indebtedness was $388,580, or 124% of net capital.

Note 3 - Marketable securities held for investment

Marketable securities held for investment consist of publicly traded corporate stocks, which are as follows at December 31, 2007:

Marketable Securities	Shares	Market Value
Branded Media Corp	552,252	$ 72
Gammon Gold	2,000	16,020
Goldspring	3,000,000	34,500
Intergroup Corp.	300	5,457
Paradigm Oil	40,000	340
Redpoint Bio	50,000	36,000
Technoconcepts	100,000	17,500
Xenonics Holdings, Inc.	80,000	160,800
Total Unrestricted		270,689
Xenonics-Restricted	119,000	239,190
Transdel-Restricted	14,000	38,500
Surfect-Restricted	60,000	22,200
Total Restricted		299,890
		$ 570,579

Note 4 – Member receivable

Amounts receivable from the sole member/owner were $1,028,879 at December 31, 2007. This account is unsecured, non-interest bearing, and is expected to be settled by December 31, 2008 through a combination of cash payments from and/or compensation paid to the single member/owner. In accordance with APB Opinion Number 21, the account has been classified as a current asset at December 31, 2007 and no interest has been imputed thereon.

Note 5 – Other assets

At December 31, 2007 the Company holds a subordinated, convertible debenture issued on June 21, 2007 by Nitches, Inc. The debenture has a principal amount of $150,000, and pays 12% interest on a quarterly basis through its maturity date of December 31, 2009. The debenture includes an option to convert any or all of the principal amount at any time up to and including the maturity date into common shares of Nitches, Inc. using a set share price of $4.12. The market price per share was $1.67 at December 31, 2007. Alternately, the Company may demand the full payment of principal at the maturity date. For the year ended December 31, 2007, the Company has received $4,488 in interest. The Company has classified the debenture as held to maturity.

Note 5 – Other assets (continued)

Other assets include deposits held by clearing firms. One such deposit, in the amount of $280,808, is a collateral account required to be maintained under terms of the Company's agreement with the clearing firm. This agreement requires the Company to maintain a balance in the collateral account equal to or greater than the minimum net capital required by, and computed in accordance with Rule 15c3-1 of the Act. At December 31, 2007, the Company's collateral exceeded the "net capital" requirement by $180,808. Upon termination of the agreement, all amounts are required to be paid in cash to the Company within 30 days. The Company's management does not consider the deposit amount to be restricted, other than to maintain a balance greater than the amount required by the clearing firm.

Note 6 – Other income

Other income consists of a debenture in the principal amount of $150,000 received in exchange for services provided by the Company in the year ended December 31, 2007. (See Note 5)

Note 7 - Income taxes

The Company is a California limited liability company (LLC). As such, it does not pay Federal or State income taxes. Instead, the current annual taxable income and losses of the Company are reported by the single member of this LLC on his individual Federal and State income tax returns. The LLC is annually assessed an $800 LLC tax, and an LLC fee based upon gross receipts. The LLC tax and fee for the Company has been included in the provision for income taxes on the accompanying Statement of Operations.

Note 8 - Commitments

The Company leases office facilities in San Diego, California, under a non-cancelable operating lease agreement, which expires in September 2008, with an option to extend the term for an additional five years. The current monthly rent is approximately $36,000 and is subject to scheduled escalations. The Company must also pay for its share of property taxes, insurance, repairs and maintenance, and common area expenses related to the facilities, under the terms of the agreement.

The total rent expense charged to operations under leases for the year ended December 31, 2007, was approximately $165,000 (net of month-to-month sublease income of approximately $290,000).

The Company has a lease commitment amount of $326,631 remaining on the office lease that is set to expire in 2008. The Company as a sub-lessor has entered into sub-leases with several sub-tenants on a month-to-month or yearly basis, with options to renew. The total commitment receivable for 2008 under these leases is approximately $96,000.

The Company has also entered into a non-cancelable operating lease agreement for office equipment. As of December 31, 2007, aggregate monthly rent on this lease is approximately $250. The lease has an expiration date of May 2010.

Note 8 - Commitments (continued)

The total minimum lease commitments for all non-cancelable operating leases with terms of one year or more as of December 31, 2007, are as follows:

For The Years Ended December 31,	
2008	$ 3,036
2009	3,036
2010	1,265
	$ 7,337

Note 9 - Retirement plan

In 2001 the Company adopted a 401(K) Retirement Savings Plan. Employees are eligible to participate upon reaching twenty-one years of age and after completing six months of service. Participants may contribute up to $15,000 of their compensation, subject to statutory limitations. The Company may make discretionary matching contributions as well as discretionary profit sharing contributions to the Plan. For the year ended December 31, 2007, the Company did not make any discretionary contributions to the Plan.

As of December 31, 2007, the Plan was terminated. The Company has requested in a plan termination letter to the Plan's administrator on October 9, 2007 that all assets held by the Plan be liquidated.

Note 10 - Contingencies

The Receiver of a former customer of the Company has filed a claim subject to arbitration stemming from the Company's alleged responsibility for the trading operations of its former customer. Management believes that the Company will prevail, and no adjustment has been made to the financial statements as a result of this contingency.

The Company is a respondent to a claim filed in July 2007 alleging violation of federal and state securities laws in connection with its role as placement agent in a private offering. The Company has denied all allegations and intends to vigorously defend itself in a FINRA arbitration set to begin March 18, 2008. Management believes it will prevail against this claim and that the likelihood of an unfavorable outcome is remote. Accordingly, no adjustment to financial statements has been made.

SUPPLEMENTARY INFORMATION

Granite Financial Group, LLC

Schedule I - Computation of Net Capital and Aggregate Indebtedness
December 31, 2007

Total ownership equity from statement of financial condition	$ 2,013,683
Total non-allowable assets	(1,312,338)
Net capital before haircuts on securities positions	701,345
Haircuts on securities:	
Trading and investment securities—other	(388,573)
Net capital	$ 312,772
Minimum net capital required (based on aggregate indebtedness)	$ 25,905
Minimum net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 212,772
Excess net capital at 1000%	$ 273,914
Total aggregate indebtedness	$ 388,580
Percentage of aggregate indebtedness to net capital	124%

Granite Financial Group, LLC

Schedule II - Exemptive Provision Under Rule 15c3-3k(2)(ii)
December 31, 2007

Granite Financial Group, LLC, has an exemption from the Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3 and an exemption from Information Relating to the Possession or Control Requirements under Rule 15c3-3 due to SEC Rule 15c3-3k(2)(ii) because all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

Name of Clearing Firm:

Ridge Clearing and Outsourcing Services	SEC No. 8-23522	Product Code A

Granite Financial Group, LLC

Schedule III - Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
December 31, 2007

Net capital as reported in Part II of the Company's FOCUS report at December 31, 2007	$ 312,772
Adjusted net capital	$ 312,772
Regulatory net capital, per audit	$ 312,772

Granite Financial Group, LLC

Certified Public Accountants' Supplementary Report
On Intemal Control

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member
Granite Financial Group, LLC
San Diego, California

In planning and performing our audit of the financial statements and supplementary information of Granite Financial Group, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

38 Discovery, Suite 250
Irvine, California 92618
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

1 Almaden Boulevard, Suite 950
San Jose, California 95113
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all material deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 27, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert R. Redwitz & Co.

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

La Jolla, California
February 27, 2008

END